Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information dated December 21, 2021.

We also consent to the incorporation by reference of our report dated October 26, 2021, with respect to the financial statements and financial highlights of First American Funds, Inc. (including Government Obligations Fund, Institutional Prime Obligations Fund, Retail Prime Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund) included in its Annual Report to Shareholders (Form N-CSR) for the year ended August 31, 2021, into this Post-Effective Amendment No. 1 to the Registration Statement (Form N-1A No. 811-23751), filed with the Securities and Exchange Commission

/s/ Ernst & Young LLP

Minneapolis, Minnesota

December 21, 2021